Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-143786) pertaining to the 2006 Equity Incentive Plan of Cyclacel Pharmaceuticals Inc. of our report dated March 29, 2010, except for Note 20, as to which the date is May 17, 2010, with respect to the consolidated financial statements of Cyclacel Pharmaceuticals, Inc., and our report dated March 29, 2010, except for the effects of the material weakness described in the sixth paragraph of that report, as to which the date is May 17, 2010 with respect to the effectiveness of internal control over financial reporting of Cyclacel Pharmaceuticals Inc., included in this Annual Report (Form 10K/A) for the year-ended December 31, 2009.

/s/ Ernst & Young LLP

London, England

May 17, 2010